UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________________

FORM 12b-25

Notification of Late Filing
Form 11-KT
For the Six Months Ended December 31, 2015

Commission file number: 1-16153
________________________

Coach, Inc. 401(k) Savings Plan
(Full title of the Plan)

COACH, INC.
(Name of issuer of the securities held pursuant to the Plan)

10 Hudson Yards, New York, NY 10001
(Address of principal executive offices); (Zip Code)

Maryland	52-2242751
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

PART I
REGISTRANT INFORMATION

10 Hudson Yards, New York, NY 10001
(Address of principal executive offices) (Zip Code)

212-594-1850
(Issuer’s telephone number)

PART II
RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

  X . (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      . (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      . (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company was unable to file its Report on Form 11-K for the six months ended December 31, 2015 within the prescribed time period without unreasonable effort and expense. The Company was delayed in preparing its financial statements and disclosures for inclusion in the Form 11-K due to a ministerial oversight thereby delaying the year end audit and filing.

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Nancy Axilrod	212	615-6535
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes  X . No      .

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes   No   X  .

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Coach, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 14, 2016	By _/s/ Todd Kahn______________
President, Chief Administrative Officer & Secretary